

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 19, 2016

James L. Reynolds
President and Chief Executive Officer
Adomani, Inc.
620 Newport Center Drive, Suite 100
Newport Beach, CA 92660

   Re: Adomani, Inc.
     Amendment No. 1 to
     Draft Offering Statement on Form 1-A
     Submitted December 12, 2016
     CIK No. 0001563568

Dear Mr. Reynolds:

  We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Part III

1. Please file a currently dated auditor's consent. Please ensure that the correct periods are referenced in the consent. The periods referred to in your auditor's consent should be consistent with the audited financial statements and dates of your auditor's report.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu, Assistant Chief Accountant at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Curtis L. Mo, Esq.
        DLA Piper